Filed Pursuant to Rule 425

Filing Person: Renasant Corporation

Subject Company: Capital Bancorp, Inc.

Commission File No. 000-51114

On February 5, 2007, management of Renasant Corporation made a presentation to the employees of Capital Bancorp, Inc. regarding the proposed merger of Capital Bancorp, Inc. with and into Renasant Corporation. The presentation was accompanied by a series of electronic slides that included information pertaining to Renasant Corporation. A copy of the slides follows below.

February 5, 2007

Forward Looking Statements
This presentation contains forward looking statements with respect to financial condition, results of operations and business of Renasant Corporation (“Renasant”) and Capital Bancorp, Inc. (“Capital”).
These forward looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and Capital and between Renasant Bank and Capital
Bank, including future financial and operating results, cost savings, enhanced revenues and expected market position of the combined company that may be realized from the transaction and (ii) Renasant and Capital’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts.  Other statements identified by words such as “expects,”
“anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward looking statements.  These statements are based upon the current beliefs and expectations of Renasant’s and Capital’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ materially from those indicated or implied in the forward looking statements. Neither
Renasant nor Capital assume any obligation to update forward looking statements.

Financial information of Renasant Corporation and Capital Bancorp presented herein as of and for the year ended
December 31, 2006 is unaudited. Audited financial information for both companies will be available in their respective
Annual Reports on Form 10-K for the year ended December 31, 2006, which will be filed with the Securities and
Exchange Commission at a later date.  In connection with the proposed merger, Renasant and Capital intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. This proxy statement/prospectus will be mailed to the shareholders of
Capital. INVESTORS AND SECURITY HOLDERS OF CAPITAL ARE URGED TO READ THESE MATERIALS
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
RENASANT, CAPITAL AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials
(when they become available), and any other documents filed by Renasant or Capital with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Renasant by directing a written request to Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38802
Attention: Investor Relations, and free copies of the documents filed with the SEC by Capital by directing a written request to Capital Bancorp, Inc., 1816 Hayes Street, Nashville, Tennessee 37203.  Renasant, Capital and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Capital in connection with the proposed transaction. Information about the directors and executive officers of Renasant is set forth in the proxy statement for Renasant Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 9, 2006.  Information about the directors and executive officers of Capital is set forth in the proxy statement for Capital Bancorp, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on April 13, 2006.
Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.
Additional Information About the Transaction

Founded in 1904 as “The Peoples Bank & Trust
Company” by Tupelo and Lee County, Mississippi
Businessmen
The Peoples Holding Company, the parent of The
Peoples Bank & Trust Company and The Peoples
Insurance Agency, was formed in 1982
Changed name to Renasant Corporation, Renasant
Bank and Renasant Insurance in 2005
Renasant Corporation History: Who We Are

Increased Annual Cash Dividend for 19 Consecutive
Years
Renasant operates 63 banking, mortgage and
insurance offices in 38 cities within Mississippi,
Tennessee and Alabama
As of December 2006, Renasant has approximately
$2.6 billion in assets and 850 employees within our
tri-state footprint
Renasant Corporation History: Who We Are

Renasant Core Values: What We Believe
Our Vision……..
To be the financial services advisor and provider of
choice in each community we serve.
Our Mission……
To provide quality financial services and advice by:
•
Understanding, then meeting the needs of our clients
•
Providing optimum return to our shareholders
•
Creating security and opportunity for our employees
•
Being good citizens in our communities

Renasant Markets Prior to 2001

Renasant Key Markets Prior to 2001 Key Markets Available Deposits Market Growth Market Share Tupelo $1.3 Billion 8% 24% DeSoto County 1.0 Billion 8% 8% Total $2.3 Billion

January 2001 to December 2003

Renasant Corporation:
Initiatives
Capital Management
Tender Offer
Shareholder Repurchase
Cash Dividend Increase
Improve Profitability
ROA – .93% in 2000 compared to 1.33% in 2003
ROE – 9.49% in 2000 compared to 13.41% in 2003
Noninterest Income
Improve Asset Quality
Image Change
Market Change: “More than a Bank”
Appeal to more Affluent Clientele
Blue Collar Bank to Small Business / High Net Worth
Increase Services Per Client and Client Wallet Share
Enhanced Technology

January 2004 to Present

Renasant Growth: Expansion
Mergers
2004 Renasant Bancshares
Assets: $226 Million
Deposits: $185 Million
Loans: $172 Million
Offices: Germantown, Cordova, TN
2005 Heritage Financial Holding Corporation
Assets: $540 Million
Deposits: $381 Million
Loans: $391 Million
Offices: Birmingham (3), Huntsville (2),
Decatur (3), Alabama
De Novo
2005 Nashville, TN - Limited Service Bank
2005 Oxford, MS – Full Service Bank
2005 East Memphis – Full Service Bank
2006 Collierville – Full Service Bank

Renasant  Bank Offices
Current Market
Target Market
Corporate Headquarters
Renasant Insurance Offices
TENNESSEE
MISSISSIPPI
ALABAMA
FLORIDA
Jackson
Madison
Tuscaloosa
Oxford
Brentwood
Murfreesboro
Nashville
Huntsville
Birmingham
Decatur
Corinth
Tupelo
Memphis
Cordova
Germantown
Hernando
Horn Lake
Southaven
Louisville
Columbus
Starkville
Mobile
Pensacola
Panama City
Grenada
Current Growth Markets
Key Growth Markets-
Current
Gulf Shores
Franklin
Destin
Approximately 70% of
loans and 60% of
deposits are held in
the yellow key
market areas.
Chattanooga
Knoxville

Pro Forma Franchise
CPBB Branch RNST Branch
Balance Sheet
Source: SNL Financial and Company filings.
Financial data as of 12/31/2006.
Does not include purchase accounting adjustments.
Renasant Capital
Corporation Bancorp Combined
Offices: 63 7 70
Assets: $2,611,356 $564,442 $3,175,798
Gross Loans: 1,865,434 465,682 2,331,116
Deposits: 2,108,965 464,952 2,573,917

Renasant Attractive Markets
Current
Key Markets Available Deposits Deposit Growth Deposit Share
Tupelo 1.3 Billion 8% 24%
DeSoto County 1.2 Billion 8% 5%
Birmingham 14.7 Billion 8% 1%
Decatur 1.1 Billion 3% 13%
Huntsville/Madison 5.5 Billion 8% 3%
Germantown 1.3 Billion 10% 15%
Oxford .5 Billion 12% 0%
Collierville .5 Billion 10% 0%
Memphis/Cordova 21 Billion 10% 0%
Nashville/Brentwood 13.5 Billion 11% 0%
Total 60.6 Billion

Renasant Growth: Markets
Alabama
Birmingham -
•
Top 10 Southeastern Technology centers
•
Over 400 technology companies
•
Eighth best place in nation for entrepreneurs
Huntsville -
•
Inc. Magazine highest concentration of companies listed on
its 500 fastest growing private companies
•
#1 Mid-market in the south for 2005 - Southern Business &
Development Magazine
•
B.R.A.C. – 5,000 Military / 10,000 Civilian Families to
relocate here
Decatur -
•
Home to 20 fortune 500 Companies
•
Morgan County ranked #1 in total announced capital
investment in Alabama

Tennessee
Memphis -
•
Largest cargo airport in the world
•
Third largest rail center
•
Fourth largest inland port
Nashville -
•
Ranked first in “Expansion Managements” 2005 listing of
Top 50 “Hot” expansion locations in the country
•
Average household income in the Williamson County
Brentwood area is currently $98,000 and is projected to
reach $110,000 by 2009
•
In this same period home ownership is expected to total
approximately 56,000, up 23 % from the current 45,000
home owners
Renasant Growth: Markets

Renasant Growth: Markets
Mississippi
DeSoto County -
•
36
th
fastest growing County in the U.S.
Oxford -
•
14
th
in the nation in economic
strength of micropolitian area
Tupelo -
•
18
th
in the nation in economic
strength of micropolitian area
•
Ranked 2
nd
in the Nation as “most active micropolitan
area for new and expanding industries.”

Renasant Growth: Strategies
Loans
• Key Hires of Commercial Relationship Officers
• HELOC referrals from Mortgage Lending Division
Core Deposits
• High Performance Business and Consumer Checking
• Renasant Relationship Account
• Cash Management Services
Wealth Management
• Private Client Financial Services Center- One Stop Shop staffed with CPA, CFP, Trust
Relationship Officer, and Lender
Mortgage Lending
• Expanding wholesale in Memphis and Nashville
• Expanding retail in Memphis, Birmingham and Nashville
Insurance
• Strategic Alliances
• Bank Integration

Renasant Focus: New Products & Services
Mortgage Lending
• Reverse Mortgage
• Professional Mortgage Program
• 7 Year HELOC
Convenience Banking
• Free Internet Banking with Bill Pay
• E-Statements
• Renasant Advantage

Renasant Focus: New Products & Services
Deposits
• Renasant Relationship Account
• Liquid CD
• Health Savings Account
Treasury Management
– Remote Capture
– Retail Lockbox
– Positive Pay
– Enhanced Business Internet Banking
– Outbound Data Exchange
– Multi-bank Reporting

2001 to 2006

2,611,356
2,397,702
1,415,214
1,344,512
1,254,727
1,707,545
1,211,940
1,200,000
1,460,000
1,720,000
1,980,000
2,240,000
2,500,000
Dec '00 Dec '01 Dec '02 Dec '03 Dec '04 Dec '05 Dec '06
Assets
Renasant Assets

Selected Compounded Annual Growth Rates (CAGR) Selected Compounded Annual Growth Rates (CAGR) 0% 5% 10% 15% 20% Assets Loans Deposits Net Income EPS 6 Year CAGR

32,287
40,216
45,943
27,973
31,893
24,389
18,529
1.55
1.96
2.31
2.13
2.06
1.70
1.83
10,000
20,000
30,000
40,000
50,000
Dec '00 Dec '01 Dec '02 Dec '03 Dec '04 Dec '05 Dec '06
1.00
2.00
3.00
4.00
Non-int Inc Non-int Inc/Avg Assets
Renasant Non-interest Income
As a Percent of Total Revenues:
29% in 2000
35% in 2006

Renasant Fee Income Composition
Service Charges
= 42% vs. 48%
Fees & Commissions
= 30% vs. 20%
Insurance = 8% vs. 13%
Trust = 6% vs. 4%
Gains on Mortgage Loans = 7% vs. 3%
Other = 7% vs. 12%
December 31, 2006 vs. December 31, 2000

0.62
0.20
0.38
0.85
0.42
0.78
0.76
0.07
0.32
0.42
0.49
0.20
0.00
0.25
0.50
0.75
1.00
Dec '00 Dec '01 Dec '02 Dec '03 Dec '04 Dec '05 'Dec 06
Nonperforming Loan Ratio Net Charge-off Ratio
Renasant Asset Quality
0.88
0.72

Renasant listing, RNST, on the NASDAQ (May 2, 2005) Member of the NASDAQ Global Select Market (July 1, 2006) Renasant Value: Stock

Doubled in Assets, Loans, Deposits and Net Income
Net charge-offs down from 72 bps in 2000 to < 20 bps in
2006
Non-performing loans down from 88 bps in 2000 to 62
bps in 2006
Increased Key Market Demographics
Renasant Performance: 2001 – 2006

$0.63
$0.58
$0.50
$0.46
$0.43
$0.55
$0.39
0.00
0.25
0.50
0.75
1.00
2000 2001 2002 2003 2004 2005 2006
Dividends Per Share
Renasant Dividends Per Share
19 Consecutive
Years of Dividend
Increases
6 Year CAGR =
8.32%

Name Title Experience
E. Robinson McGraw Chairman and CEO – Renasant Bank &
Renasant Corporation       36 years
Frank J. Cianciola President- Renasant Tennessee  29 years
Stephen M. Corban Senior Executive Vice President- 25 years
General Counsel
James W. Gray Senior Executive Vice President-CIO 27 years
Stuart R. Johnson Senior Executive Vice President-CFO 28 years
Harold H. Livingston Senior Executive Vice President-
Chief Credit Officer 33 years
Larry R. Mathews President-Renasant Alabama 29 years
Claude H. Springfield, III Senior Executive Vice President-
Chief Credit Policy Officer 36 years
C. Mitchell Waycaster President- Renasant Mississippi 26 years
Average Years of Experience 30 years
Renasant’s Capable Management Team

Renasant Growth: Strategies Expansion Plans • Birmingham, AL • Huntsville, AL • Oxford, MS • Nashville, TN • East Tennessee • Florida • Atlanta, GA

AND
Renasant: Why CBT and RNST Together?
Shared Core Values and Culture
Big Bank Solutions / Small Bank Care
Larger Lending Limits
Expanded Product Selection
Client Focused Banking
Trust / Insurance / Treasury Management
Leverage Lower Cost Deposits

Proforma Additional Capital Expansion and Growth Opportunities Autonomy Expectations Outstanding Management and Lending Team Dividends and Stock Liquidity Renasant: Why CBT and RNST Together? AND

Name Title
Rick Hart President of Renasant Bank of Tennessee and
Member of Executive Management Team
John Gregory Executive Vice President and
Member of Executive Management Team
Executive Management Team Additions

Proforma Nashville Market Renasant Branch Capital Branches

Proforma Renasant Markets
Current
Key Markets Available Deposits Deposit Growth Deposit Share
Tupelo 1.3 Billion 8% 24%
DeSoto County 1.2 Billion 8% 5%
Birmingham 14.7 Billion 8% 1%
Decatur 1.1 Billion 3% 13%
Huntsville/Madison 5.5 Billion 8% 3%
Germantown 1.3 Billion 10% 15%
Oxford .5 Billion 12% 0%
Collierville .5 Billion 10% 0%
Memphis/Cordova 21 Billion 10% 0%
Nashville MSA 28.6 Billion 11% 1%
Total 75.7 Billion

43.30%
21.18%
35.52%
MS TN AL
54.38%
19.10%
26.51%
MS TN AL
Distribution of Renasant Loans
December 31, 2006
Proforma
Approximately 70% of
loans are held in key
market areas.
Approximately 78% of
loans are held in key
market areas.

52.28%
18.18%
29.54%
MS TN AL
63.83%
14.13%
22.04%
MS TN AL
Distribution of Renasant Deposits
December 31, 2006
Proforma
Approximately 60% of
deposits are held in key
market areas.
Approximately 68% of
deposits are held in key
market areas.

Renasant Corporation NASDAQ: RNST www.renasantbank.com www.renasant.com